09042035

n.a. 8/19

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29868

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing Section
AUG 04 2009
Washington, DC
122

REPORT FOR THE PERIOD BEGINNING JULY 1, 2008 (MM/DD/YY) AND ENDING JUNE 30, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sequoia Equities Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1777 BOTELHO DRIVE, SUITE 300
(No. and Street)

WALNUT CREEK, CA 94596
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK S. CARTER (925) 945-0900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

F. T. ANDREWS & CO.
(Name – *if individual, state last, first, middle name*)

200 PRINGLE AVENUE, SUITE 555, WALNUT CREEK, CA 94596
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AM 10/2

OATH OR AFFIRMATION

I, MARK S. CARTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SEQUOIA EQUITIES SECURITIES CORPORATION, as of JUNE 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGEMENT

File No:
APN No:

STATE OF **California**)SS
COUNTY OF **Contra Costa**)

On **July 31, 2009** before me, **Angela Maria Avalos**, Notary Public, personally appeared **Mark S. Carter**
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature Angela Avalos

ANGELA MARIA AVALOS
Commission # 1851049
Notary Public - California
Contra Costa County
My Comm. Expires May 25, 2013

This area for official notarial seal.

OPTIONAL SECTION
CAPACITY CLAIMED BY SIGNER

Though statute does not require the Notary to fill in the data below, doing so may prove invaluable to persons relying on the documents.

- ☐ INDIVIDUAL
- ☐ CORPORATE OFFICER(S) TITLE(S)
- ☐ PARTNER(S) ☐ LIMITED ☐ GENERAL
- ☐ ATTORNEY-IN-FACT
- ☐ TRUSTEE(S)
- ☐ GUARDIAN/CONSERVATOR
- ☐ OTHER

SIGNER IS REPRESENTING:

Name of Person or Entity Name of Person or Entity

OPTIONAL SECTION

Though the data requested here is not required by law, it could prevent fraudulent reattachment of this form.

THIS CERTIFICATE MUST BE ATTACHED TO THE DOCUMENT DESCRIBED BELOW

TITLE OR TYPE OF DOCUMENT: ____________________

NUMBER OF PAGES ____________ DATE OF DOCUMENT ____________

SIGNER(S) OTHER THAN NAMED ABOVE ____________________

F. T. ANDREWS & Co.
CERTIFIED PUBLIC ACCOUNTANTS

TWO WALNUT CREEK CENTER
200 PRINGLE AVENUE, SUITE 555
WALNUT CREEK, CA 94596

TELEPHONE (925) 979-0600
FAX (925) 979-0606
EMAIL fta@ftandrewscpa.com

Independent Auditors' Report

To the Board of Directors
Sequoia Equities Securities Corporation
Walnut Creek, California

We have audited the accompanying statements of financial condition of Sequoia Equities Securities Corporation, a California Corporation, as of June 30, 2009 and 2008 and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sequoia Equities Securities Corporation as of June 30, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for the purposes of additional analysis and is not a required part of the basic financial statements on pages 10 through 12, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

F. T. Andrews & Co.

July 28, 2009

SEQUOIA EQUITIES
SECURITIES CORPORATION

STATEMENTS OF FINANCIAL CONDITION
June 30, 2009 and 2008

	2009	2008
ASSETS		
Cash	$ 20,871	$ 29,491
Total assets	$ 20,871	$ 29,491
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Due to affiliated company	$ 2,400	$ 1,200
Total liabilities	2,400	1,200
Stockholders' equity:		
Common stock of $3.33 par value. Authorized 10,000 shares; Issued and outstanding 3,000 shares	9,999	9,999
Additional paid-in capital	177,410	168,910
Accumulated deficit	(168,938)	(150,618)
Total stockholders' equity	18,471	28,291
Total liabilities and stockholders' equity	$ 20,871	$ 29,491

See accompanying notes to financial statements.

SEQUOIA EQUITIES
SECURITIES CORPORATION

STATEMENTS OF OPERATIONS
Years Ended June 30, 2009 and 2008

	2009	2008
Revenues:		
Concessions	$1,336,865	$ 375,000
Other income	0	35,000
Total revenues	1,336,865	410,000
Expenses:		
Commissions	1,336,865	375,000
Other operating expenses	17,520	20,063
Total expenses	1,354,385	395,063
Profit/(loss) before income taxes	(17,520)	14,937
Income tax expense	800	800
Net profit/(loss)	$ (18,320)	$ 14,137

See accompanying notes to financial statements.

SEQUOIA EQUITIES
SECURITIES CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended June 30, 2009 and 2008

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance, June 30, 2007	9,999	$ 178,910	$ (164,755)	$ 24,154
Withdrawal of prior year additional paid-in capital	0	(10,000)	0	(10,000)
Net profit	0	0	14,137	14,137
Balance, June 30, 2008	9,999	$ 168,910	$ (150,618)	$ 28,291
Capital contribution	0	8,500	0	8,500
Net loss	0	0	(18,320)	(18,320)
Balance, June 30, 2009	9,999	$ 177,410	$ (168,938)	$ 18,471

See accompanying notes to financial statements.

SEQUOIA EQUITIES
SECURITIES CORPORATION

STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
Years Ended June 30, 2009 and 2008

	2009	2008
Subordinated borrowings at beginning of year, July 1, 2008	$ -	$ -
Increases	0	0
Decreases	0	0
Subordinated borrowings at end of year, June 30, 2009	$ -	$ -

See accompanying notes to financial statements.

SEQUOIA EQUITIES
SECURITIES CORPORATION

STATEMENTS OF CASH FLOWS
Years Ended June 30, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net profit/(loss)	$ (18,320)	$ 14,137
Increase in payables	1,200	1,200
Net cash provided/(used) by operating activities	(17,120)	15,337
Cash flows from financing activities:		
Capital contributions	8,500	0
Withdrawal of prior year additional paid-in capital	0	(10,000)
Net cash (used)/provided by financing activities	8,500	(10,000)
Net (decrease)/ increase in cash	(8,620)	5,337
Cash at beginning of year	29,491	24,154
Cash at end of year	$ 20,871	$ 29,491

Supplemental disclosures of cash flow information:

	2009	2008
Cash paid during the year for:		
Income taxes	$800	$800

See accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

Method of Accounting

The accompanying financial statements are presented using the accrual method of accounting in accordance with generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Description of Business

Sequoia Equities Securities Corporation ("the Company") was formed in March 1983 and is a registered broker-dealer with the Securities and Exchange Commission and the State of California. The primary function of the Company is the brokering of real estate limited partnership units of partnerships formed by the Company's stockbrokers or other affiliates. The Company does not hold customer funds or invest in securities.

3. Income Taxes

Components of income tax expense are as follows:

	Federal	State	Total
2008 - Current	$ -	$ 800	$ 800
2009 - Current	$ -	$ 800	$ 800

At June 30, 2009 there are federal net operating loss carry forward of approximately $146,337 and state net operating loss of approximately $77,481. The net operating losses expire in the years ending June 30, 2010 through June 30, 2030 for federal and years ending June 30, 2010 through June 30, 2020 for state.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2009 and 2008, the Company had net capital of $18,471 and $28,291 respectively, which was $13,471 and $23,291 in excess of its required net capital of $5,000. The Company's net capital ratio was .13 to 1 and .04 to 1 respectively for the years ended June 30, 2009 and 2008.

5. Affiliate Expense Agreement

The Company is being charged by an affiliated Company a flat fee of $100 per month for its share of office operating expenses. Amounts owed under this agreement were $2,400 and $1,200 respectively, at June 30, 2009 and 2008.

6. Withdrawal of Prior Year Additional Paid-In Capital

During the year ended June 30, 2008, the Company refunded $10,000 of additional paid-in capital to a stockholder. This amount was in excess of the minimum required additional paid-in capital.

SEQUOIA EQUITIES
SECURITIES CORPORATION

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2009

Net capital:			
Total stockholders' equity			$ 20,871
Deduct stockholders' equity not allowable for net capital			0
Total stockholders' equity qualified for net capital			20,871
Add:			
A.	Subordinated borrowings		0
B.	Other (deductions) or allowable credits		0
Total capital and allowable subordinated borrowings			20,871
Deductions and/or charges:			
A.	Non-allowable assets	$ -	
B.	Secured demand note deficiency	0	
C.	Commodity futures contracts and spot commodities proprietary capital charges	0	
D.	Other deductions and/or charges	0	
Net capital before haircuts on securities positions			20,871
Haircuts on securities:			
A.	Contractual securities commitments	0	
B.	Securities collateralizing secured demand notes	0	
C.	Trading and investment securities	0	
D.	Undue concentrations	0	
E.	Other	0	0
Net capital			$ 20,871
Aggregate indebtedness:			
Items included in statement of financial condition			$ -
Items not included in statement of financial condition			0
Total aggregate indebtedness			$ -

SEQUOIA EQUITIES
SECURITIES CORPORATION

SCHEDULE I, (CONTINUED)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2009

Computation of Basic Net Capital Requirement	
Minimum net capital required (greater of 6.67% of aggregate indebtedness or minimum dollar net capital requirement of $5,000)	$ 5,000
Excess net capital	$ 15,871
Excess net capital at 1000%	$ 20,871

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5) as of June 30, 2009	
Net capital as reported in Company's Part IIA (Unaudited) FOCUS report	$ 20,871
Audit adjustments	0
Net capital per above	$ 20,871

SEQUOIA EQUITIES
SECURITIES CORPORATION

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2009

During the year ended June 30, 2009, the Company carried no margin accounts, did not hold funds or securities for, or owe money or securities to customers. Therefore, the Formula for Determination of Reserve Requirements under Rule 15c3-3 was not applied since the various items required in the formula were nonexistent in the circumstances as described. A weekly determination of the required balance in the Special Reserve Account for the Exclusive Benefit of Customers. No deposits to this special account were required during the year ended June 30, 2009.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2009

The Company held no securities during the year ended June 30, 2009.

F. T. ANDREWS & CO.
CERTIFIED PUBLIC ACCOUNTANTS

TWO WALNUT CREEK CENTER
200 PRINGLE AVENUE, SUITE 555
WALNUT CREEK, CA 94596

TELEPHONE (925) 979-0600
FAX (925) 979-0606
EMAIL fta@ftandrewscpa.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Sequoia Equities Securities Corporation
Walnut Creek, California

In planning and performing our audit of the financial statements of Sequoia Equities Securities Corporation (the Company) for the years ended June 30, 2009 and 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examination, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2009 and 2008, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

F. T. Andrews & Co.

July 28, 2009

SEQUOIA EQUITIES
SECURITIES CORPORATION

INDEX TO FINANCIAL STATEMENTS
June 30, 2009 and 2008

	Page
United States Securities & Exchange Commission Annual Audited Report Form X-17A-5, Part III	1
Independent Auditors' Report	2
Statements of Financial Condition	3
Statements of Operations	4
Statements of Changes in Stockholders' Equity	5
Statements of Changes in Subordinated Borrowings	6
Statements of Cash Flows	7
Notes to Financial Statements	8 - 9
Schedule I Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10 - 11
Schedule I (continued), Schedule II and Schedule III of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	12
Independent Auditors' Report on Internal Accounting Control	13-14